CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603




                              February 20, 2019




Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7842
          Municipal Income and Dividend Growers Portfolio, Series 17
                                 (the "Trust")
                     CIK No. 1759296 File No. 333- 229194
--------------------------------------------------------------------------------



Dear Ms. Samuel:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE CONSIDER REMOVING "THE IMPORTANCE OF DIVIDENDS" SECTION.

      Response: This section will be deleted from the prospectus.

      2. THE SECOND PARAGRAPH UNDER "EXCHANGE-TRADED FUNDS" REFERS TO "PHYSICAL COMMODITIES." PLEASE TAILOR THIS DISCLOSURE TO THE SPECIFIC TYPES OF SECURITIES THAT THIS TRUST INVESTS IN.

      Response: This paragraph will be deleted from the prospectus. The 80% test in the first paragraph of the "Objectives" section discloses that the specific types of securities the trust invests in.

Risk Factors
____________

      3. IF THE TRUST WILL HAVE SIGNIFICANT EXPOSURE TO MUNICIPAL SECURITIES FROM JURISDICTIONS EXPERIENCING DISTRESS (E.G. PUERTO RICO) PLEASE IDENTIFY THOSE JURISDICTIONS AND PROVIDE APPROPRIATE RISK DISCLOSURE.

      Response: The Trust does not expect to have significant exposure to municipal securities from jurisdictions experiencing distress.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By    /s/ Daniel J. Fallon
                                             _________________________
                                                 Daniel J. Fallon